Exhibit 99.2

FIRST SUPPLEMENTAL INDENTURE

THIS First Supplemental Indenture is made as of the 29th day of May, 2020 between

HEXO CORP., a corporation incorporated under the laws of the Province of Ontario

(the “Corporation”)

AND

TSX TRUST COMPANY, a trust company existing under the laws of Canada and registered to carry on business in the Province of Ontario

(the “Trustee”)

RECITALS:

A.

The Corporation and the Trustee executed an indenture (the “Original Indenture”) dated as of December 5, 2019 providing for the issue of up to $100 million aggregate principal amount of 8% unsecured convertible debentures due December 5, 2022 (the “Debentures”);

B.	The Corporation desires to supplement the Original Indenture by amending and adding to certain terms and provisions and schedules contained in the Original Indenture;

C.

Section 14.1 of the Original Indenture provides for the creation of indentures supplemental to the Original Indenture for the purposes of making provisions of the Original Indenture which are not inconsistent with the Original Indenture as may be necessary or desirable with respect to matters or questions arising thereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

D.

The Trustee is authorized and directed to enter into this first supplemental indenture (the “First Supplemental Indenture”) and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are Debentureholders issued pursuant to the Indenture as modified by this First Supplemental Indenture from time to time;

E.

All necessary acts and proceedings have been performed and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Indenture and to make this First Supplemental Indenture legal, valid, effective and binding upon each of the Corporation and the Trustee for and on behalf of the Debentureholders in accordance with the terms of the Original Indenture, as amended by this First Supplemental Indenture; and

F.	The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby acknowledged, and the parties hereto agree as follows:

1.

This First Supplemental Indenture is supplemental to the Original Indenture and the Original Indenture will henceforth be read in conjunction with this First Supplemental Indenture and all the provisions of the Original Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, will apply and have the same effect as if all the provisions of the Original Indenture and of this First Supplemental Indenture were contained in one instrument and the expressions used herein will have the same meaning as is ascribed to the corresponding expressions in the Indenture.

2.

All capitalized terms contained in this First Supplemental Indenture (including the recitals hereto), unless otherwise defined herein, shall, for the purposes hereof, have their respective meanings as set out in the Original Indenture, unless otherwise or the context otherwise requires.

3.

On and after the date hereof, each reference to the Original Indenture, as amended by this First Supplemental Indenture, “this indenture”, “herein”, “hereby”, and similar references, and each reference to the Original Indenture in any other agreement, certificate, document or instrument relating thereto, will mean and refer to the Original Indenture as amended by this First Supplemental Indenture.

4.	The Original Indenture is hereby amended as follows:

(a)

Section 1.1 shall be amended by inserting the following new definitions in alphabetical order, and the definition subsections in Section 1.1 shall be renumbered accordingly (including any applicable cross-references thereto):

““Early Conversion Acceptance Notice” means the written notice to the Corporation from each of the Early Conversion Electing Debentureholders that they have accepted and wish to exercise the Early Conversion Option to convert the aggregate principal amount of the Debentures identified by them into Early Conversion Units in accordance with the terms and conditions of the Early Conversion Option;”

““Early Conversion Electing Debentureholders” means holders of $29,860,000 aggregate principal amount of Debentures who have provided written notice to the Corporation that they have accepted and wish to exercise the Early Conversion Option to convert the aggregate principal amount of the Debentures identified by them into Early Conversion Units in accordance with the terms and conditions of the Early Conversion Option;”

““Early Conversion Option” means the option provided to all of the Debentureholders by written notice from the Corporation to the Debentureholders dated May 14, 2020 to convert Debentures into Early Conversion Units at the Early Conversion Price, subject to: (i) holders of a minimum of $20,000,000 aggregate principal amount of Debentures electing to accept the option; (ii) a limit on conversion of $30,000,000 aggregate principal amount of the Debentures and, if there were Debentureholders electing to accept the early conversion option for more than this maximum amount, a requirement for pro rata conversion to the maximum amount of $30,000,000; (iii) approval of the TSX and the New York Stock Exchange; (iv) the Early Conversion Resale Restrictions; (v) the Corporation’s right not to proceed with the Early Conversion Option in its sole discretion; and (vi) acceptance of the option by holders by written notice to the Corporation on or before May 17, 2020;”

““Early Conversion Price” means the dollar amount for which each Early Conversion Unit shall be issued upon the conversion of Debentures under the Early Conversion Option in accordance with the provisions of Article 5, being $0.80;”

““Early Conversion Resale Restrictions” means: (i) in respect of the Early Conversion Shares, contractual restrictions against resale for a period of one year from issuance as part of the terms of the Early Conversion Option; and (ii) in respect of the Early Conversion Warrants and the Early Conversion Warrant Shares, restrictions against resale for a period of 4 months and one day from issuance of the Early Conversion Warrants in accordance with applicable securities laws;”

““Early Conversion Shares” means the Common Shares partially comprising the Early Conversion Units;”

““Early Conversion Surrender Deadline” means 5:00 p.m. (Toronto time) on Thursday, June 4, 2020, or such later date as the Corporation may advise the Early Conversion Electing Debentureholders and the Trustee in writing before 5:00 p.m. (Toronto time) on June 4, 2020;”

““Early Conversion Units” means units of the Corporation to be issued upon the conversion of Debentures under the Early Conversion Option, each unit consisting of one Common Share and one-half of one Early Conversion Warrant;”

““Early Conversion Warrants” means the common share purchase warrants of the Corporation partially comprising the Early Conversion Units, each whole warrant being exercisable by the holder thereof to acquire one Common Share at an exercise price of $1.00 per share for a period of three years, and which will be issued under and governed by a warrant indenture to be entered into between the Corporation and the Trustee as warrant agent;”

““Early Conversion Warrant Shares” means the Common Shares issuable upon exercise of the Early Conversion Warrants;”

(b)	Section 2.1 shall be amended by inserting the following new Subsection 2.1(11):

(11) Early Conversion Option. Upon and subject to the terms and conditions of Article 5 and Section 3.6, pursuant to the Early Conversion Option, each Early Conversion Electing Debentureholder may convert the principal amount of the Debentures identified by them in their Early Conversion Acceptance Notice into Early Conversion Units at the Early Conversion Price, such that 1,250 Early Conversion Units (consisting of 1,250 Early Conversion Shares and 625 Early Conversion Warrants) shall be issued for each $1,000 principal amount of Debentures so converted. Early Conversion Electing Debentureholders converting their Debentures will receive, in addition to the applicable number of Early Conversion Units, accrued and unpaid interest (less any taxes required to be deducted) in respect of the Debentures surrendered for conversion up to but excluding the Date of Conversion from, and including, the last Interest Payment Date prior to the Date of Conversion.

In order to convert the principal amount of their Debentures into Early Conversion Units at the Early Conversion Price pursuant to the Early Conversion Option, Early Conversion Electing Debentureholders must surrender the Debenture

Certificate representing their Debentures to the Trustee at its principal office in the City of Toronto, Ontario together with the conversion notice in the form of Schedule B1 on or before the Early Conversion Surrender Deadline in accordance with Section 5.13 hereof. For greater certainty, a maximum of 37,325,000 Early Conversion Shares and 18,662,500 Early Conversion Warrants may be issued pursuant to the Early Conversion Electing Debentureholders.

The Early Conversion Option does not affect the rights of those Debentureholders who are not Early Conversion Electing Debentureholders exercising the Early Conversion Option. Debentureholders who are not Early Conversion Electing Debentureholders exercising the Early Conversion Option will not be entitled to exercise the Early Conversion Option and will not receive the Conversion Units issuable upon conversion of the Debentures subject to the Early Conversion Option, and will retain their full rights under this Indenture including their existing conversion rights as set out in this Indenture.

(c)	The third sentence of Section 2.10(1) shall be deleted in its entirety and replaced with the following:

Without limitation to the foregoing, other than the issuance of the Early Conversion Units under the Early Conversion Option including the Early Conversion Warrant Shares issuable upon exercise of the Early Conversion Warrants: (i) no more than an aggregate of 64,252,771 Common Shares shall be issued upon the conversion of the Debentures and/or the exercise of the Share Payment Right unless approval therefor is obtained by the Corporation’s shareholders by a majority of votes cast, (ii) no more than 10,851,108 Common Shares shall be issued upon the conversion of the Debentures and/or the exercise of the Share Payment Right to holders who are insiders of the Corporation or were insiders of the Corporation at the time their Debentures were acquired unless approval therefor is obtained by the Corporation’s shareholders by a majority of votes cast, other than insiders of the Corporation holding Debentures, their associates and affiliates; and (iii) should the issuance of Common Shares in excess of 31,645,570 Common Shares (being $100,000,000 aggregate principal amount of the Debentures divided by the Conversion Price) materially affect control of the Corporation, such issuance shall require approval by the Corporation’s shareholders by a majority of votes cast.

(d)	Article 5 shall be amended to include the following new Section 5.13:

Section 5.13 Early Conversion Option Conversion

(1) In order to exercise the Early Conversion Option, an Early Conversion Electing Debentureholder shall, on or before Early Conversion Surrender Deadline, surrender the Debenture Certificate representing their Debentures to the Trustee at its principal office in the City of Toronto, Ontario together with the conversion notice in the form of Schedule B1, duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Debenture in the amount identified by them in their Early Conversion Acceptance Notice to acquire Early Conversion Shares and Early Conversion Warrants comprising the Early Conversion Units in accordance with the provisions of this Article.

(2) Upon receipt of an Early Conversion Electing Debentureholder’s Debenture Certificate and conversion notice in the form of Schedule B1, such Early Conversion Electing Debentureholder or, subject to compliance with the applicable terms and provisions hereof and payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) as set out in the conversion notice in the form of Schedule B1, shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 5.4(2)) as the holder of the number of Early Conversion Shares and Early Conversion Warrants comprising the Early Conversion Units into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), certificates for such Early Conversion Shares and Early Conversion Warrants, or at the direction of the Corporation, Direct Registration System Advices for such Early Conversion Shares to be held in book entry form and a certificate for such Early Conversion Warrants, and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 5.4(6).

(3) The certificates representing Early Conversion Shares issued upon conversion of such Debentures (or Direct Registration System Advices), will bear the following legend in accordance with the terms and conditions of the Early Conversion Option:

“THESE SECURITIES ARE SUBJECT TO RESALE RESTRICTIONS UNDER THE TERMS AND CONDITIONS OF A CONVERTIBLE DEBENTURE EARLY CONVERSION OPTION. THE HOLDER OF THESE SECURITIES MUST NOT TRADE THE SECURITIES BEFORE [INSERT DATE WHICH IS ONE YEAR FROM ISSUANCE].”

(4) The certificates representing Early Conversion Warrants issued upon conversion of such Debentures, together with any Early Conversion Warrants Shares issuable upon exercise of the Early Conversion Warrants prior to the date below, will bear the following legend in accordance with Applicable Securities Legislation:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE WHICH IS 4 MONTHS AND 1 DAY FROM ISSUANCE].”

(5) Debenture Certificates bearing the U.S. Legend shall be converted into Early Conversion Shares and Early Conversion Warrants comprising the Early Conversion Units marked to bear the U.S. Legend; provided that upon the Trustee receiving an executed conversion notice as set out in Schedule B1 with the box therein being ticked, the Trustee will issue Early Conversion Shares and Early Conversion Warrants comprising the Early Conversion Units without the US Legend.

(6) A Debenture in respect of which an Early Conversion Electing Debentureholder has accepted a notice in respect of a Change of Control Purchase Option pursuant to the provisions of Section 2.11 may be surrendered for conversion only if such notice is withdrawn in accordance with this Indenture.

(7) An Early Conversion Electing Debentureholder surrendering a Debenture for conversion in accordance with this Section 5.13 shall be entitled to receive accrued and unpaid interest in respect thereof (less any taxes required to be deducted), in cash, from and including the last Interest Payment Date prior to the Date of Conversion up to but excluding the Date of Conversion, and the Common Shares comprising the Early Conversion Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 5.13(2), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

(8) An Early Conversion Electing Debentureholder who is a holder of a Debenture of which only a part is converted pursuant to the Early Conversion Option shall, upon the exercise of its right of conversion under the Early Conversion Option surrender such Debenture to the Trustee in accordance with Section 5.13(1), and the Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered.

(d)	Schedule B1 to this First Supplemental Indenture shall be included as Schedule B1 to the Indenture:

5. The Debentures issued and outstanding shall be deemed to include the amendments as set forth herein, without any further action of the Debentureholders or surrender or exchange of their Debenture Certificates.

6. The Corporation and the Trustee hereby acknowledge and confirm that, except as specifically supplemented, modified or changed by the provisions of this First Supplemental Indenture, all of the terms and conditions contained in the Original Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof. The matters provided for in this First Supplemental Indenture shall not prejudice any act or thing done prior to the date hereof and do not constitute a novation.

7. This First Supplemental Indenture shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts, with respect to any suit, action or proceedings relating to this First Supplemental Indenture, each party irrevocably submits and attorns to the non-exclusive jurisdictions of the courts of the Province of Ontario.

8. The First Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

9. For the purpose of convenience, this First Supplement Indenture may be referred to as bearing the formal date of May 29, 2020 irrespective of the actual date of execution hereof.

[The balance of this page is intentionally left blank. The execution page follows.]

IN WITNESS WHEREOF the parties have executed this First Supplemental Indenture as of the date set out above.

HEXO CORP.

By:	(signed) “Sebastien St-Louis”
Name: Sebastien St-Louis
Title: CEO

TSX TRUST COMPANY

By:	(signed) “Brett Higgs”
Name: Brett Higgs
Title: Corporate Trust Officer

By:	(signed) “Janet Shopido”
Name: Janet Shopido
Title: Corporate Trust Officer

Schedule B1 – Form of Notice of Conversion

CONVERSION NOTICE

(EARLY CONVERSION OPTION)

NOTE: In order to convert their Debentures into Early Conversion Units pursuant to the Early Conversion Option, Early Conversion Electing Debentureholders must deliver this conversion notice together with the Debenture Certificate representing their Debentures to the Trustee at the address indicated below by 5:00 p.m. (Toronto time) on Thursday, June 4, 2020, or such later date as the Corporation may advise the Early Conversion Electing Debentureholders and the Trustee in writing before 5:00 p.m. (Toronto time) on June 4, 2020.

To:	HEXO CORP. (the “Corporation”)

c/o:	TSX TRUST COMPANY (the “Trustee”)

100 Adelaide Street West, Suite 301

Toronto, Ontario M5H 4H1

Attention: Vice President Trust Services

All capitalized terms used herein have the meaning ascribed thereto in the Indenture dated December 5, 2019 between the Corporation and the Trustee, as amended, unless otherwise indicated.

The undersigned registered holder of Debentures, being an Early Conversion Electing Debentureholder, irrevocably elects to convert such Debentures (in the principal amount of $_____________________ as set out in the undersigned’s Early Conversion Acceptance Notice) pursuant to the undersigned’s exercise of the Early Conversion Option in accordance with the terms of the Indenture and tenders herewith the Debentures and directs that the Early Conversion Shares and Early Conversion Warrants comprising the Early Conversion Units issuable upon conversion of the Debentures be issued and delivered to the person indicated below. (If Early Conversion Shares and Early Conversion Warrants are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned and a Residency Declaration Form must be completed and delivered in respect of such other person).

In connection with the undersigned’s exercise of the Early Conversion Option, the undersigned acknowledges and agrees that: [check all]

☐	A.	The Early Conversion Shares partially comprising the Early Conversion Units to be issued to the undersigned, shall be subject to the Early Conversion Resale Restrictions such that the undersigned shall be restricted from selling the Early Conversion Shares for a period of one year from issuance, and the certificates (or Direct Registration System Advices) representing the Early Conversion Shares shall bear restrictive legends to such effect;

☐	B.	The Early Conversion Warrants partially comprising the Early Conversion Units to be issued to the undersigned and the Early Conversion Warrant Shares issuable upon exercise of the Early Conversion Warrants, shall be subject to the Early Conversion Resale Restrictions such that the undersigned shall be restricted from selling the Early Conversion Warrants and the Early Conversion Warrant Shares for a period of 4 months and one day from issuance, and the certificates representing the Early Conversion Warrants and any Early Conversion Warrant Shares issued during such period shall bear restrictive legends to such effect; and

☐	C.	Upon the issuance of the Early Conversion Shares and Early Conversion Warrants comprising the Early Conversion Units to the undersigned and the payment to the undersigned of all accrued and unpaid interest (less any taxes required to be deducted) in respect of the Debentures surrendered for conversion in accordance with the terms of the Indenture, the Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures converted and the undersigned shall irrevocably release the Corporation from all obligations thereunder.

The undersigned represents and warrants that it: [check one only]

☐	A.	is not in the United States or a U.S. Person as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and is not converting the Debentures for the account or benefit of a U.S. Person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States; or

☐	B.	is a registered holder that acquired the Debentures in a transaction that was exempt from registration under the U.S. Securities Act and applicable state securities laws and acquired the Debentures in a transaction that was: (a) within the United States in accordance with: (1) Rule 144A under the Securities Act or (2) Rule 144 under the Securities Act and in each case in compliance with applicable state securities laws; or (b) in another transaction that does not require registration under the Securities Act or any applicable state securities laws, provided that in the case of transfers pursuant to (a) or (b) above, a legal opinion reasonably satisfactory to the Corporation must first be provided.

Dated:
(Signature of Registered Holder)

NOTE:	If Early Conversion Shares and Early Conversion Warrants are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Early Conversion Shares and Early Conversion Warrants are to be issued, delivered and registered):

Name:

Address

(City, Province and Postal Code)

Name of guarantor:

Authorized signature: